GPS Services
2 Folsom Street
San Francisco, CA 94105
Gap Inc.

July 16, 2015

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     The Gap, Inc.
Form 10-K for Fiscal Year Ended January 31, 2015
Filed March 23, 2015
File No. 001-07562

Dear Ms. Jenkins,

Thank you for your letter dated June 24, 2015 regarding our Annual Report on Form 10-K filed on March 23, 2015 for the fiscal year ended January 31, 2015. On behalf of The Gap, Inc. (the “Company”, “we”, “us”, and “our”), please find below our response to each of the comments in your letter.

For your convenience, the comments included in the letter have been repeated in bold and our response follows each comment.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Overview, page 18

1.
We note the reference on page 18 to the challenging results at the Gap brand and your discussions in your May 21, 2015 earnings call regarding your women’s business challenge in Gap for several seasons running and being off-brand and in some cases off-trend. We also note your recent announcement regarding the store closings. Please tell us of any known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, describe any known material trends that are impacting the Gap brand business and describe any plans to address the challenges in that business. Include a reasonably detailed discussion of the events that gave rise to the strategic plans described in your June 15, 2015 press release. Provide such disclosure in your management discussion and analysis in future filings, as applicable. See Item 303(a) of Regulation S-K and refer to Section III.B.3 of Securities Act Release No. 33-8350 for guidance.

1 of 4

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Our Response

Since the beginning of fiscal 2014, business at the Gap global brand has been challenging, as evidenced by the negative comparable sales we have disclosed in our current reports on Form 8-K, quarterly reports on Form 10-Q, and annual report on Form 10-K. We believe the primary driver of the disappointing performance has been aesthetic issues, led by weak product acceptance in the women’s business, as we have indicated during our quarterly earnings calls. In December 2014, a new Gap brand president was appointed; in March 2015, a new Gap head of design was hired; and a large portion of the Gap brand leadership team was subsequently rebuilt. The new Gap leadership team is implementing changes designed to strengthen the Gap brand to compete more successfully on the global stage, including the development of a clear, on-brand product aesthetic framework. However, due to the length of our current product pipeline, we do not expect these changes to be reflected in our products until 2016. In the interim, we continue to focus on expense control and inventory management as levers that can offset the negative trend in product acceptance.

In addition to the focus on offering on-brand and on-trend product collections, the new Gap leadership team evaluated the macroeconomic trends in the retail industry, including the continued shift of traffic into online and value channels. This evaluation led to the decision to right-size the Gap brand store fleet and also to streamline the headquarter workforce to be faster and more nimble in decision making. As a result, the leadership team developed a strategic plan to close about 175 specialty stores in North America and a limited number of European stores over the next few years and reduce the headquarter workforce by approximately 250 roles. Due to the impact of these strategic initiatives, management requested Board of Directors approval of the plan, which occurred on June 15, 2015.

The Gap strategic plan is expected to result in the loss of approximately $300 million in net sales for the brand, but will generate net annualized savings of approximately $25 million beginning in fiscal 2016. The estimated loss of net sales represents approximately 5% of the global Gap sales and less than 2% of total Company net sales. As a result, we do not expect the strategic plan to right-size the Gap global brand to have a material impact on our financial results or our liquidity.

We will continue to provide comparable sales by global brand in our current reports on Form 8-K, quarterly reports on Form 10-Q, and annual reports on Form 10-K. We will also continue to assess known trends and uncertainties, and the likelihood that they will come to fruition, and will provide disclosure if appropriate and helpful to our investors.

2 of 4

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

Item 8. Financial Statements and Supplementary Data, page 32
Notes to Consolidated Financial Statements, page 39
Note 13. Income Taxes

2.
We note your disclosure on page 61 that states you made a $473 million distribution of certain foreign earnings in fiscal 2014 in connection with a review of the Company’s overall cash position and anticipated cash needs. We further note in your prior year Form 10-K (page 63) that your undistributed earnings and profits of foreign subsidiaries as of February 1, 2014 were approximately $1.6 million and that the estimated deferred tax liability as of February 1, 2014 would have been approximately $203 million if you had not utilized the indefinite reinvestment assertion. In your current year Form 10-K (page 62) it appears that your undistributed earnings and profits of foreign subsidiaries as of January 31, 2015 were approximately $581 million and that the estimated deferred tax liability as of January 31, 2015 would have been approximately $72 million if you had not utilized the indefinite reinvestment assertion. Please confirm our understanding that your fiscal 2014 repatriation included a distribution of certain foreign earnings that were deemed to be indefinitely reinvested as of February 1, 2014 and, if so, advise us of the following with respect to your fiscal 2014 distribution and your indefinite reinvestment conclusion on the undistributed earnings and profits of foreign subsidiaries as of January 31, 2015:

•
Further explain to us the facts and circumstances that resulted in the Company’s decision to repatriate foreign earnings during fiscal 2014, including whether your 2014 cash distributions to shareholders via dividends and share repurchases partly attributed to your decision. Also tell us whether this is a change from a prior conclusion of indefinite reinvestment.

•
Please explain to us how you evaluated the criteria for exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for any undistributed foreign earnings and profits that are intended to be indefinitely reinvested as of January 31, 2015.

•
In your response, please describe the type of evidence and your specific plans for reinvestment for your undistributed earnings that sufficiently demonstrate that remittance of earnings will be postponed indefinitely.

•
Also tell us how you considered your ability to fund any significant future cash distributions to shareholders, including your recently announced 5% dividend increase for fiscal 2015 and recently approved new $1 billion share repurchase authorization, when arriving at your indefinite reinvestment conclusion.

Our Response

As noted above and as disclosed in our Form 10-K for the fiscal year ended January 31, 2015, we made a $473 million distribution of certain foreign earnings in the third quarter of fiscal 2014 resulting in a net tax benefit of approximately $41 million. This distribution was made from our European and Japanese subsidiaries to our U.S. parent, The Gap, Inc., and was made out of our foreign earnings which were previously determined to be indefinitely reinvested as of February 1, 2014.

3 of 4

The Gap, Inc. Comment Letter Response Re: File No. 001-07562

The Company’s decision to change its indefinite reinvestment assertion with respect to these earnings in the third quarter of fiscal 2014 resulted from our review of forecasted international cash needs, including investments in our current international operations and plans for future international expansion, expected future international earnings and cash flows, and our ability to remit these earnings in a tax efficient manner due to the utilization of foreign tax credits in the United States.

Since these earnings were indefinitely reinvested as of February 1, 2014, and there was no intent or specific plan to repatriate these earnings in the foreseeable future, we did not meet the requirements for establishing a deferred tax asset under the Financial Accounting Standards Board, Accounting Standards Codification (“ASC”) Topic 740, Income Taxes, 740-30-25-9.

Our decision to remit these earnings to the United States was not linked to our decision to increase our dividend, distribute cash to shareholders, or repurchase the Company’s common stock. The Company’s U.S. operations generate cash flows sufficient to satisfy our needs for these purposes.

As noted above, our indefinitely reinvested earnings and profits of foreign subsidiaries as of January 31, 2015 were approximately $581 million, and the estimated deferred tax liability would have been approximately $72 million if we had not met the criteria for the indefinite reinvestment assertion for these earnings. This unrecognized deferred tax liability primarily relates to our operations in Asia, and the cash related to these earnings has already been invested in our international business, including opening over 100 new company-operated stores in China.

We confirm that we have and will continue to follow the indefinite reinvestment criteria rules under ASC 740-30-25-17 and 18, including review of our current and future operating plans, forecasted earnings, and the financial requirements of each market where the Company operates.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, or if you would like to discuss our responses further, please contact me at (415) 427-3146.

Sincerely,

/s/ Dara Bazzano

Dara Bazzano
Vice President, Corporate Finance and Controller

cc:    Sabrina Simmons, Executive Vice President and Chief Financial Officer
Michelle Banks, Executive Vice President and Global General Counsel
John Scheffler, Deloitte and Touche LLP
Julie Marlowe, Securities and Exchange Commission
John Archfield, Securities and Exchange Commission

4 of 4